Exhibit (11)(v)

MONEY MARKET ACCOUNT EXPENSE WAIVER RECOUPMENT AGREEMENT

COLLEGE RETIREMENT EQUITIES FUND (“CREF”)
AND
TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA (“TIAA”)

CREF, a New York not-for-profit corporation registered as an open-end management investment company under the Investment Company Act of 1940 and TIAA, a New York insurance company, enter into this Agreement.

Whereas: TIAA and its affiliates provide all services necessary for CREF’s operations at cost; and

Whereas: TIAA, since July 16, 2009, has been voluntarily holding back and not charging (“waiving”) a portion of the expenses of the CREF Money Market Account so that the Money Market Account may maintain a one-day yield that is positive or not less than 0.00%, and may, in its discretion, choose to continue these voluntary waivers, subject to a maximum aggregate limit of $30 million for all amounts waived since July 16, 2009; and

Whereas: TIAA and CREF have determined that it is appropriate and in the best interests of the Money Market Account and its shareholders for the Account to provide an opportunity for TIAA to release (“recoup”) expenses waived by TIAA under certain circumstances; now therefore:

The Parties agree to the following provisions, to commence October 1, 2010:

1. Daily Computation. There will be a determination each valuation day whether the expenses for the Money Market Account (“Account Expenses”) on that day exceed the gross income of the Account for that day. Account Expenses means, prior to the application of Paragraphs 2 and 3 of this Agreement, the amount deducted under the rates set forth for the Account in CREF’s then current Rules of the Fund (the “Formula Rate”) plus or minus any amount determined under CREF’s procedures for reconciling amounts deducted under the Formula Rate and actual expenses incurred (the “True Up Amount”).

2. Waiver of Expenses. On any valuation day that Account Expenses exceed gross income, TIAA may, voluntarily and in its discretion, waive a portion of Account Expenses, so that the Money Market Account’s yield for that day will be not less than 0.00%. In the event of such waiver, the amount waived (“Waiver Amount”) will first be attributable to distribution services and second to administrative services.

3. Recoupment of Waiver Amounts. On any valuation day that the Account’s gross income exceeds Account Expenses, TIAA may release (“recoup”) a portion of the Waiver Amounts waived within the previous 36-month period (this period commences with first day of the 36th month beginning prior to the end of the month in which the recoupment is made), as follows:

a. The amount of recoupment (“Recoupment Account”) will be approximately 25% of the Account’s net income (the excess of gross income over Account Expenses) for that day.

b. Amounts recouped shall first be netted against Waiver Amounts for the current month, then to the Monthly Waiver Amount (as described in Paragraph 4) for the earliest month within the 36 month period until fully recouped, then to the Monthly Waiver Amount for the next earliest month, and so forth. Recoupment within each month shall be attributable to distribution and administrative services in proportion to the attribution for the month from which the waiver is being recouped.

c. There shall be no recoupment for any Waiver Amounts waived prior to October 1, 2010. TIAA’s ability to receive Recoupment Amounts shall survive termination of this Agreement.

4. Tracking the Waiver and Recoupment Amounts. On any valuation day that TIAA waives or recoups an amount under Paragraph 2 or Paragraph 3, the Waiver or Recoupment Amount will be recorded in a Tracking Account. At the end of each month, the Waiver Amounts for that month will be aggregated and netted against Recoupment Amounts for that month (the net total of the Waiver Amounts over Recoupment Amounts for the month, if positive, will be referred to as the Monthly Waiver Amount). There will be a separate sub-total for Monthly Waiver Amounts relating to distribution and administrative services.

5. Notice to the CREF Board. TIAA will report to the CREF Board of Trustees on a quarterly basis with respect to amounts waived and recouped under this Agreement. This notice provision shall survive termination of this Agreement.

6. Termination. This Agreement shall have an initial term of one year from October 1, 2010 and shall automatically renew for successive one-year terms unless otherwise terminated. This Agreement may be terminated by CREF, without payment of any penalty, upon written notice to TIAA within 90 days of the end of the then-current term.

The parties have caused this Agreement to be signed by their respective duly authorized officers, as of August 30, 2010.

COLLEGE RETIREMENT EQUITIES FUND
on behalf of its Money Market Account

By:

Phillip G. Goff
Senior Vice President and
Funds Treasurer

TEACHERS INSURANCE AND ANNUITY
ASSOCIATION OF AMERICA

By:

Carol Deckbar
Senior Managing Director